SEC



16021602

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 03 2016
Washington DC
404

SEC FILE NUMBER
8-05727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Planned Financial Programs, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

734 Walt Whitman Road
(No. And Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brody — 631-423-8800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Sanders Goldberg
Nikpour Cohen & Sullivan, CPA's, PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Brody, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Financial Programs, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

COLLEEN KOVACS
Notary Public, State of New York
No. 01KO5036849, Suffolk County
Commission Expires Dec. 12, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audi
- [ ] (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Planned Financial Programs, Inc.

Table of Contents
December 31, 2015

RSGNC&S
RAPHAEL SANDERS GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Gary Sanders CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Planned Financial Programs, Inc.

We have audited the accompanying statement of financial condition of Planned Financial Programs, Inc. (a New York corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Planned Financial Programs, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Planned Financial Programs, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Raphael Sanders Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Sanders Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 29, 2016

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Planned Financial Programs Inc.
Statement of Financial Condition
As of December 31, 2015

ASSETS

Current Assets		
Cash and equivalents	$	25,610
Commissions receivable		54,221
Total Current Assets		79,831
Property and Equiment		-
Prepaid expenses		2,154
Total Assets	$	81,985

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued expenses	$	12,080
Members' Equity		
Common stock no par value, 200 shares authorized, 100 shares issued and outstanding		5,000
Additional paid in capital		6,000
Retained earnings		58,905
Total Members' Equity		69,905
Total Liabilities and Members' Equity	$	81,985

See accompanying notes to financial statements.

Planned Financial Programs Inc.
Notes to Financial Statements
December 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

PFP, Inc. (the "Company") was incorporated in 1991 in the state of NY. The Company is registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents
For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue recognition
Commission income and securities transactions are recorded on a trade-date basis. Revenue mutual fund commissions, which are recognized as earned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the Company's is no longer subject to local income tax examinations by taxing authorities for years before 2010.

The Company has elected to be treated as a Subchapter S Corporation under the Internal Revenue Code. As an S corporation, the Company is not liable for federal income taxes for operating income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

The Company follows the guidance in FASB ASC 820, *Fair Value Measurement.* Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amends FASB ASC 820, providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the FASB ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 was effective for fiscal years beginning after December 1, 2011. The adoption of ASU 2011-04 did not have a material effect on the Company's financial statements, but did require certain additional disclosures.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

Investments recorded in the statement of financial position are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. These investments are exchange-traded equity securities.

Level 2. Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 2, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Fair value measurements (continued)

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions that market participants would use in pricing the investments. These investments would be comprised of certain private equity investments.

NOTE 3. SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment: to or disclosure in its financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net: capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company's net capital was approximately $17,857, which was in excess of its minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 3.59% at December 31, 2015.

NOTE 5. CONCENTRATIONS

The Company receives approximately 42% of its commissions from Oppenheimer Funds.

The Company maintains its cash and cash equivalents at a commercial bank. From time to time, the amount held at its commercial bank may exceed the federal insurance limit.

NOTE 6. LEASE AGREEMENT

The company's lease agreement is due to expire on February 29, 2016. The lease renewal is currently under negotiation.

PLANNED FINANCIAL PROGRAMS INC.
(S.E.C. I.D. No. 8-05727)

DECEMBER 31, 2015

PUBLIC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2015
AND REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PLANNED FINANCIAL PROGRAMS, INC.


FUTURE SECURITY THROUGH FINANCIAL PLANNING

734 WALT WHITMAN ROAD • SUITE 301 • MELVILLE, NEW YORK 11747
PHONE: (631) 423-8800 • FAX: (631) 423-8831

March 1, 2016

Carol Charnock
S.E.C.
100 F Street N.E.
Mailstop 7010
Washington, DC 20549

Dear Ms. Charnock:

Please accept this Audited financial report for 2015 for Planned Financial Programs, Inc. (CRD #3049). We realized we had sent a working draft copy and not the final financials and auditor's letter.

Thank you.

Sincerely,



Dr. Mark S. Brody